UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at NOVEMBER 29, 2017

Commission File Number: 000-49869

AMARC RESOURCES LTD.
(Translation of registrant's name into English)

15th Floor – 1040 W. Georgia Street
Vancouver, British Columbia
Canada V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statments for the period ended September 30, 2017

99.2	Management's Discussion and Analysis for the period ended September 30, 2017

99.3	Form 52-109FV2 Certification of interim filings - venture issuer basic certificate - CEO

99.4	Form 52-109FV2 Certification of interim filings - venture issuer basic certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amarc Resources Ltd.
(Registrant)

Date: November 29, 2017	By:	/s/ Luqman Khan
Luqman Khan
	Title:	Chief Financial Officer